SCHEDULE A

Series or Fund of Advisors Series Trust	Annual Fee Rate

Chase Growth Fund	0.75% of average net assets

As Amended: January 26, 2007

Approved by:

ADVISORS SERIES TRUST	CHASE INVESTMENT COUNSEL CORPORATION

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Douglas G. Hess, Treasurer	Derwood S. Chase, Jr., President